DAVIDOFF HUTCHER & CITRON LLP

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July 11, 2025

VIA EDGAR CORRESPONDENCE

Mr. John Dana Brown

Ms. Irene Paik

Mr. Rolf Sundwall

Mr. David Irving

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Amendment No. 2 to WhiteFiber, Inc. Draft Registration Statement on Form S-1 Submitted June 9, 2025 CIK No. 0002042022

Ladies and Gentlemen:

On behalf of our client, WhiteFiber, Inc. (the “Company”), a Cayman Islands exempted company, and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”) and the rules and regulations promulgated thereunder, we hereby submit in electronic form the responses of the Company to comments received from the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in a letter dated June 23, 2025 (the “Comment Letter”). Additional oral comments, numbers 10 and 11 below, were received from the Staff on May 21, 2025.

Concurrently with the submission of this letter, the Company has filed a Registration Statement on Form S-1 (the “Registration Statement”). The Registration Statement reflects the responses of the Company to the Comment Letter. The discussion below is presented in the order of the comments received from the Staff. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement. For your convenience, reference in the responses to page numbers are to where they appear in the Registration Statement and to the prospectus contained therein.

DAVIDOFF HUTCHER & CITRON LLP

Mr. John Dana Brown

Ms. Irene Paik

Mr. Rolf Sundwall

Mr. David Irving

July 11, 2025

Amendment No. 2 to Draft Registration Statement on Form S-1

General

1.	We note your response to prior comment 6. If you do not intend to provide services to the crypto asset industry, please address the following:

●	Tell us why you include the statement “While WhiteFiber may provide data center or cloud services to operators in the bitcoin or the cryptocurrency ecosystem. WhiteFiber does not have any businesses that are otherwise tied to bitcoin or the cryptocurrency ecosystem” on page 85.

●	Explain to us how the statement “Further, there have been limited precedents for the financial accounting of crypto assets and related valuation and revenue recognition, and no official guidance has been provided by the FASB or the SEC” on page 35 is relevant to your business.

Response No. 1: The Company respectfully acknowledges the Staff’s comment and has deleted the disclosure regarding the cryptocurrency ecosystem on pages 2 and 92 of the Registration Statement. The Company has deleted the sentence “Further there have been limited precedents for the financial accounting of crypto assets and related valuation and revenue recognition, and no official guidance has been provided by the FASB or the SEC,” on page 36 of the Registration Statement.

2.	Please provide consistent disclosure regarding the anticipated development of your facilities. In that regard:

●	Disclosure on pages 1, 67, and 84 indicates that you expect the MTL-2 data center to be completed and operational “in the first quarter of 2026,” however page 3 states that you expect MTL-2 to be “completed and operational early in the fourth quarter of 2025.”

●	Disclosure on pages 1 and 84 indicates that you expect MTL-3 to be “operational by the end of the first quarter of 2026,” however pages 3 and 67 state that the facility is “expected to be operational by the end of 2025” and has “a targeted go-live date of the end of 2025,” respectively.

●	Page 7 states that you intend to complete your MTL-2, MTL-3 and NC-1 projects “in or about early in the fourth quarter of 2025,” but page 93 states that you intend to complete them “late in the fourth quarter of 2025.”

DAVIDOFF HUTCHER & CITRON LLP

Mr. John Dana Brown

Ms. Irene Paik

Mr. Rolf Sundwall

Mr. David Irving

July 11, 2025

●	Page 1 states that “[a]n additional 16 MW (gross) of capacity for NC-1 is expected to be rolled out in the second quarter of 2026,” but page 84 states that this will be an additional 24 MW (gross).

It is also not clear what the statement “by the end of 2025” on pages 7 and 93 is referring to. Please revise for clarity.

Response No. 2: The Company has revised the disclosure in the Registration Statement on (i) pages 1, 3, 72, 91 and 93 to state that the Company expects the MTL-2 data center to be completed and operational in the fourth quarter of 2025, (ii) pages 1, 3, 72, 91 and 94 to state that the Company expects the MTL-3 data center to be completed and operational in the fourth quarter of 2025, (iii) pages 7, 74 and 101 have been revised to state “we intend to complete our MTL-2 facility in the fourth quarter of 2025, our MTL-3 facility in the fourth quarter of 2025 and the first 24 gross MW (gross) of NC-1 in the first quarter of 2026 and (iv) pages 1 and 91 have been revised to state “an incremental 16 MW (gross) will be energized in the second quarter of 2026 for a total of 40 MW (gross) at the NC-1 site by the end of the second quarter of 2026.” The Company has deleted references on pages 7 and 101 to “by the end of 2025” and instead state “in the fourth quarter of 2025.”

Overview, page 1

3.	We note your response to prior comment 1. You disclose that the MTL-2, MTL-3 and NC-1 facilities are being constructed in parallel through commissioning. You also state that you estimate the NC-1 site will begin to generate revenue in May 2026. Please revise to clarify whether this means that you estimate that the MTL-2 and MTL-3 facilities will also begin to generate revenue in May 2026, or if you have a different expectation.

Response No. 3: The Company has revised the Registration Statement to state that both the MTL-2 and MTL-3 data centers are expected to be completed and operational in the fourth quarter of 2025, with revenue generation occurring one month later. We estimate that the initial capacity of 24 MW (gross) for the NC-1 site will be completed and operational in the first quarter of 2026. However, management does not expect it will start to generate revenue until May 2026.

DAVIDOFF HUTCHER & CITRON LLP

Mr. John Dana Brown

Ms. Irene Paik

Mr. Rolf Sundwall

Mr. David Irving

July 11, 2025

4.	Please revise the last paragraph on page 3 to clarify what the statement “the above- described purchase” refers to.

Response No. 4: The Company has revised the disclosure in the Registration Statement on page 3 in response to the Staff’s comment.

5.	We note your disclosure that you intend to achieve an estimated 76 MW (gross)+ of total HPC data center capacity by the end of 2026, a target that is underpinned by assets “already under [y]our control, including [y]our MTL-2, MTL-3, and NC-1 facilities.” We also note your disclosure that MTL-3 is “[s]ubject to the Company’s landlord consummating the acquisition of the property, which is expected to occur prior to the end of 2025.” Please revise your disclosure to reconcile this discrepancy.

Response No. 5: The Company has revised the disclosure in the Registration Statement on pages 1, 3, 91 and 94 to delete the disclosure regarding the landlord consummating the acquisition of the property since the purchase by the landlord of the MTL-3 facility has occurred.

Transition Services Agreement, page 115

6.	We note your response to prior comment 7. To the extent that the fees payable pursuant to the Transition Services Agreement will be material to you, and to the extent known, please provide quantitative disclosure of the fees you will be charged pursuant to the agreement. Also quantify the maximum amount of Bit Digital liability under the agreement. If such liability is limited to the amount of fees you pay to Bit Digital under the agreement, then so state.

Response No. 6: The Company disclosed that as of the date of the prospectus, Management estimates the aggregate fees payable to by the Company to Bit Digital will be approximately $155,000 per month, exclusive of share based compensation expense.

There is no monetary limit at the amount of Bit Digital liability under the Transition Services Agreement. The limitations of liability for both parties are set forth on page 123 of the Registration Statement as being for any material breach of the Transfer Services Agreement, or any gross negligence; willful misconduct, fraud or bad faith.

Notes to Combined Financial Statements For the Year Ended December 31, 2024

13. Segment Reporting, page F-48

7.	We acknowledge your response to prior comment 8 and your revised disclosure on page F-23. Please revise to disclose revenues attributable to geographic area. Refer to ASC 280-10-50-41a.

Response No. 7: The Company has revised the disclosure in the Registration Statement on page F-23 to disclose revenues attributable to geographic area.

Exhibits

8.	We note your response to prior comment 10. Please include active hyperlinks for each exhibit listed in the exhibit index, unless you have not yet filed that exhibit. Each amended registration statement must include hyperlinks to the exhibits required with the amendment. While we note that you have included hyperlinks for some of the exhibits that have been filed, there are some listed exhibits that do not have hyperlinks in this amendment. Please refer to Item 601(a)(2) of Regulation S-K.

Response No. 8: The Company has updated the exhibit index to include active hyperlinks.

DAVIDOFF HUTCHER & CITRON LLP

Mr. John Dana Brown

Ms. Irene Paik

Mr. Rolf Sundwall

Mr. David Irving

July 11, 2025

9.	Please file the cloud services agreements with DNA Fund that you signed in April 2025 as exhibits to your registration statement, or tell us why filing them as exhibits is not required pursuant to Item 601(b)(10) of Regulation S-K.

Response No. 9: The Company has filed the Cloud Services Agreement as Exhibit 10.21 to the Registration Statement.

10.	Please file the Amendment to Real Estate Purchase and Sale Agreement dated as of May 19, 2025 that you reference on page 87 as an exhibit to the registration statement.

Response No. 10: The Company has filed the Amendment to Real Estate Purchase and Sale Agreement as Exhibit 10.24 to the Registration Statement.

11.	We note that you have filed the Omnibus Amendment to and Novation of Master Services Agreement and Purchase Order as Exhibit 10.5 to the registration statement. To the extent material, please also file the Master Services Agreement and Purchase Order, as amended, as exhibits to the registration statement pursuant to Item 601 of Regulation S-K.

Response No. 11: The Company has filed the Master Services Agreement and Purchase Order, as amended, as Exhibit 10.6 to the Registration Statement.

Please do not hesitate to contact the undersigned with any questions.

Very truly yours,

Davidoff Hutcher & Citron LLP

By:	/s/ Elliot H Lutzker
Elliot H Lutzker, Partner

EHL:esm

cc (by e-mail): Mr. Sam Tabar sam@bit-digital.com